SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 1)

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

029912 201

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

William H. Hess, Esq.

Executive Vice President, General Counsel, and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Stanley Keller, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$101,030,347	$10,810.25

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,923,002 shares of Class A Common Stock of American Tower Corporation having an aggregate value of $101,030,347 will be exchanged pursuant to offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $107 per million of the transaction valuation.
**	This filing fee was previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO filed by American Tower Corporation (the “Company”) on November 29, 2006, relates to a voluntary option amendment program being offered (the "Offer") by the Company to permit its eligible employees (including members of its Board of Directors) to amend certain options that have been granted under the Amended and Restated American Tower Systems Corporation 1997 Stock Option Plan (i) that have been determined by the special committee of the Company’s Board of Directors to have exercise prices per share that were less than the fair market value per share of the Class A common stock underlying the option on the option's legal grant date, (ii) any portion of which was unvested as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by employees or Directors of the Company who are subject to taxation in the United States ("Eligible Options").

This Amendment is the final amendment relating to the Offer and is made to report the results of the Offer.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms. The Offer expired at 5:00 p.m. Boston Time on December 28, 2006. Pursuant to the Offer, the Company has accepted for amendment certain options to purchase 3,849,602 shares of its Class A common stock, representing approximately 99.9% of the shares of Class A common stock underlying all Eligible Options as of such date. Subject to and in accordance with the terms of the Offer, the Company issued amended options to purchase the same number of shares of Class A common stock, and issued promises to make aggregate cash payments in the amount of $3,907,874.69, in exchange for the options surrendered for amendment in the Offer.

ITEM 12. EXHIBITS.

(a)	(1)(a) Offer to Amend, dated November 29, 2006.*

(1)(b)	Memorandum to Eligible Option Holders from Jim Taiclet, dated November 29, 2006.*

(1)(c)	Form of Election Form.*

(1)(d)	Form of Withdrawal Form.*

(1)(e)	Form of Addendum.*

(1)(f)	Form of Promise to Make Cash Payment.*

(1)(g)	Forms of Confirmation E-mails.*

(1)(h)	Forms of Reminder E-mail Communications to Employees.*

(1)(i)	Form of Amendment to Stock Option Agreements.*

(1)(j)	Employee Presentation Materials.*

(1)(k)	Excerpts from E-mail to Employees dated November 29, 2006*

(1)(l)	Form of Notice of Acceptance

(b)	None.

(d)	(1) The American Tower Systems Corporation 1997 Stock Option Plan, as amended.*

(2)	Form of Incentive Stock Option Agreement Pursuant to the American Tower Systems Corporation 1997 Stock Option Plan, as amended.*

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(3)	Form of Nonqualified Stock Option Agreement Pursuant to the American Tower Systems Corporation 1997 Stock Option Plan, as amended.*

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

(a)	Not applicable.

*	Previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

/s/ BRADLEY E. SINGER
Bradley E. Singer Chief Financial Officer and Treasurer

Date: December 29, 2006

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(a)	Offer to Amend, dated November 29, 2006.*

(a)(1)(b)	Memorandum to Eligible Option Holders from Jim Taiclet, dated November 29, 2006.*

(a)(1)(c)	Form of Election Form.*

(a)(1)(d)	Form of Withdrawal Form.*

(a)(1)(e)	Form of Addendum.*

(a)(1)(f)	Form of Promise to Make Cash Payment.*

(a)(1)(g)	Forms of Confirmation E-mails.*

(a)(1)(h)	Forms of Reminder E-mail Communications to Employees.*

(a)(1)(i)	Form of Amendment to Stock Option Agreements.*

(a)(1)(j)	Employee Presentation Materials.*

(a)(1)(k)	Excerpts from E-mail to Employees dated November 29, 2006*

(a)(1)(l)	Form of Notice of Acceptance

(d)(1)	The American Tower Corporation 1997 Stock Option Plan, as amended.*

(d)(2)	Form of Incentive Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.*

(d)(3)	Form of Nonqualified Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.*

*	Previously filed